"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

Autonomous City of Buenos Aires, May 3, 2011.

Re: CASH DIVIDEND PAYMENT

The shareholders of Grupo Financiero Galicia S.A. (the “Company”) are hereby notified that, on the date hereof, the board of directors of the Company, in accordance with that which was decided at the Company’s shareholders’ meeting held on April 27, 2011, has agreed to pay cash dividends on May 16, 2011 (or such other date as required by the applicable law of the jurisdictions in which the shares are listed) in the amount of Ps.24,828,140.34, or Ps.0.02 per share, with a face value of Ps.1.00 being equivalent to 2% of the Company´s capital stock according to the Company’s December 31, 2010 financial statements. Such cash dividends correspond to fiscal year 2010.

The Company will deduct from this payment of cash dividends the amount paid by the Company for the Personal Asset Tax (pursuant to the unnumbered section following section 25 of Law No. 23,966, as amended) for the fiscal year 2010.

The payment of such dividends will be made through Caja de Valores S.A., which is located at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, during the hours between 10:00 am to 3:00 pm (Bs. As. Time). Such payments will be made in compliance with Section 90 of the listing requirements of the Bolsa de Comercio de Buenos Aires.

Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, which acts as the depositary with respect to such ADRs, on the date that is determined by the applicable rules of the jurisdiction in which such ADRs are listed.

Pedro A. Richards

Authorized Representative